                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                       ----------------------------------

                                   FORM 11-K


(Mark One)

     [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended   December 31, 1998
                            ------------------

                                       OR

     [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


For the transition period from                to
                              ---------------    ---------------

Commission file number       0-12640
                        ----------------------------


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                             ELECTRO-TEC CORPORATION
                        EMPLOYEE RETIREMENT BENEFIT PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               KAYDON CORPORATION
                            315 E. EISENHOWER PARKWAY
                                    SUITE 300
                               ANN ARBOR, MI 48108

                             ELECTRO-TEC CORPORATION


                        EMPLOYEE RETIREMENT BENEFIT PLAN

            INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES



The following documents are attached hereto as exhibits:

                                                                         Page

Report of Independent Public Accountants                                    A

Statement of Net Assets Available for Benefits as of
  December 31, 1998                                                         1

Statement of Net Assets Available for Benefits as of
  December 31, 1997                                                         2

Statement of Changes in Net Assets Available for Benefits
  for the Year Ended December 31, 1998                                      3

Statement of Changes in Net Assets Available for Benefits
  for the Year Ended December 31, 1997                                      4

Notes to Financial Statements                                              5-10

Schedule I - Item 27a - Schedule of Assets Held for
  Investment Purposes as of December 31, 1998                               11

Schedule II - Item 27d - Schedule of Reportable Transactions
  for the Year Ended December 31, 1998                                      12

Consent of Independent Public Accountants                           Exhibit 23




In accordance with the instructions to this Form 11-K, "plans subject to the Employee Retirement Income Security Act of 1974 ("ERISA") may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA". As the Plan is subject to the filing requirements of ERISA, the aforementioned financial statements and schedules of the Plan have been prepared in accordance with such requirements.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Administrative Committee of this plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                       Electro-Tec Corporation Employee
                                       Retirement Benefit Plan

Date: June 28, 1999

                                       By:  The Plan Administrative Committee
                                            ---------------------------------





                                       By:     John F. Brocci
                                            ---------------------------------
                                       John F. Brocci
                                       Chairman
                                       Plan Administrative Committee

                             ELECTRO-TEC CORPORATION

                        EMPLOYEE RETIREMENT BENEFIT PLAN


              FINANCIAL STATEMENTS AS OF DECEMBER 31, 1998 AND 1997

                         TOGETHER WITH AUDITORS' REPORT

                    Report of Independent Public Accountants




To the Administrative Committee of the
Electro-Tec Corporation Employee Retirement Benefit Plan:

We have audited the accompanying statements of net assets available for benefits of the ELECTRO-TEC CORPORATION EMPLOYEE RETIREMENT BENEFIT PLAN (the "Plan") as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.





Grand Rapids, Michigan,
  June 11, 1999.

                             ELECTRO-TEC CORPORATION


                        EMPLOYEE RETIREMENT BENEFIT PLAN

            INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES




                                                                         Page

Statement of Net Assets Available for Benefits
  as of December 31, 1998                                                   1

Statement of Net Assets Available for Benefits
  as of December 31, 1997                                                   2

Statement of Changes in Net Assets Available for Benefits
  for the Year Ended December 31, 1998                                      3

Statement of Changes in Net Assets Available for Benefits
  for the Year Ended December 31, 1997                                      4

Notes to Financial Statements                                             5-10

Schedule I - Item 27a - Schedule of Assets Held for Investment
  Purposes as of December 31, 1998                                         11

Schedule II - Item 27d - Schedule of Reportable Transactions
  for the Year Ended December 31, 1998                                     12



























                                      -(i)-

                              ELECTRO-TEC CORPORATION

                        EMPLOYEE RETIREMENT BENEFIT PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                             AS OF DECEMBER 31, 1998




                                   CIGNA          CIGNA
                                  Charter        Charter              Warburg Pincus    Fidelity
                                 Guaranteed     Actively    INVESCO      Advisor         Advisor
                                 Short-Term      Managed     Total       Emerging        Growth         AIM       Templeton
                                 Securities   Fixed Income   Return       Growth      Opportunities    Value       Foreign
                                   Fund           Fund      Account      Account         Account      Account      Account
                               -------------  ------------ ---------  -------------   -------------  ---------    ---------

ASSETS
  Investments:
    Mutual funds                  $1,756,228      $457,651     $532,329   $1,065,208       $369,926      $82,126     $44,288
    Kaydon Corporation
      common stock                         -             -            -            -              -            -           -
                                  ----------      --------     --------   ----------       --------      -------     -------
          Total investments        1,756,228       457,651      532,329    1,065,208        369,926       82,126      44,288
                                  ----------      --------     --------   ----------       --------      -------     -------
Dividend receivable                        -             -            -            -              -            -           -
                                  ----------      --------     --------   ----------       --------      -------     -------

NET ASSETS AVAILABLE
  FOR BENEFITS                    $1,756,228      $457,651     $532,329   $1,065,208       $369,926      $82,126     $44,288
                                  ==========      ========     ========   ==========       ========      =======     =======

                                                                 CIGNA
                                                                Charter
                                                                 Large
                                     Lazard         Janus       Company
                                   Small Cap      Worldwide  Stock-Growth   Stock
                                    Account        Account       Fund        Fund           Total
                                   ---------      ---------  ------------ ----------      --------

ASSETS
  Investments:
    Mutual funds                     $20,182       $76,423   $2,341,889   $        -     $6,746,250
    Kaydon Corporation
      common stock                         -             -            -    1,183,873      1,183,873
                                     -------       -------   ----------   ----------     ----------
          Total investments           20,182        76,423    2,341,889    1,183,873      7,930,123
                                     -------       -------   ----------   ----------     ----------
Dividend receivable                        -             -            -        2,948          2,948
                                     -------       -------   ----------   ----------     ----------

NET ASSETS AVAILABLE
  FOR BENEFITS                       $20,182       $76,423   $2,341,889   $1,186,821     $7,933,071
                                     =======       =======   ==========   ==========     ==========




         The accompanying notes are an integral part of this statement.

                             ELECTRO-TEC CORPORATION


                        EMPLOYEE RETIREMENT BENEFIT PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                             AS OF DECEMBER 31, 1997




                                 CIGNA          CIGNA
                                Charter        Charter                                                  Warburg Pincus
                               Guaranteed      Actively                     Fidelity     Fidelity         Advisor
                               Short-Term      Managed       INVESCO       Growth and     Advisor         Emerging
                               Securities    Fixed Income  Total Return      Income    Equity Growth       Growth
                                  Fund           Fund        Account         Account      Account         Account
                              ------------   ------------  -----------     ----------- -------------      ----------

ASSETS
  Investments:
    Mutual funds                 $1,870,136      $447,539      $516,760     $1,588,302     $180,835       $1,125,122
    Kaydon Corporation
      common stock                        -             -             -              -            -                -
                                 ----------      --------      --------     ----------     --------       ----------
          Total investments       1,870,136       447,539       516,760      1,588,302      180,835        1,125,122
                                 ----------      --------      --------     ----------     --------       ----------
Dividend receivable                       -             -             -              -            -                -
                                 ----------      --------      --------     ----------     --------       ----------

NET ASSETS AVAILABLE
  FOR BENEFITS                   $1,870,136      $447,539      $516,760     $1,588,302     $180,835       $1,125,122
                                 ==========      ========      ========     ==========     ========       ==========




                                                  Fidelity
                                    CIGNA         Advisor
                                International     Growth       Fidelity         AIM
                                    Equity     Opportunities   Magellan        Value        Stock
                                    Account       Account       Account       Account       Fund             Total
                                --------------  -------------  ---------      -------    ----------        --------

ASSETS
  Investments:
    Mutual funds                    $32,323      $311,473       $59,787        $20,590   $        -       $6,152,867
    Kaydon Corporation
      common stock                        -             -             -              -    1,026,816        1,026,816
                                    -------      --------       -------        -------   ----------       ----------
          Total investments          32,323       311,473        59,787         20,590    1,026,816        7,179,683
                                    -------      --------       -------        -------   ----------       ----------
Dividend receivable                       -             -             -              -        2,824            2,824
                                    -------      --------       -------        -------   ----------       ----------

NET ASSETS AVAILABLE
  FOR BENEFITS                      $32,323      $311,473       $59,787        $20,590   $1,029,640       $7,182,507
                                    =======      ========       =======        =======   ==========       ==========



         The accompanying notes are an integral part of this statement.

                             ELECTRO-TEC CORPORATION


                        EMPLOYEE RETIREMENT BENEFIT PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 1998



                                             CIGNA           CIGNA
                                            Charter         Charter                                     Fidelity     Warburg Pincus
                                           Guaranteed       Actively        INVESCO        Fidelity      Advisor        Advisor
                                           Short-Term       Managed          Total        Growth and     Equity         Emerging
                                           Securities     Fixed Income       Return         Income       Growth          Growth
                                              Fund            Fund          Account         Account      Account        Account
                                          ------------    ------------     ---------      ----------    ---------    -------------
Contributions:
  Employer                                 $   42,326       $ 14,738        $ 18,497      $   35,200     $ 13,819      $   45,034
  Participants                                 57,958         19,140          26,377          56,537       23,796          65,304
                                           ----------       --------        --------      ----------     --------      ----------
                                              100,284         33,878          44,874          91,737       37,615         110,338
                                           ----------       --------        --------      ----------     --------      ----------
Investment earnings:
  Interest and dividends                            -              -               -               -            -               -
  Net appreciation (depreciation) in
    current value of investments               62,275         27,380          61,638          70,496       14,308          57,135
                                           ----------       --------        --------      ----------     --------      ----------
                                               62,275         27,380          61,638          70,496       14,308          57,135
                                           ----------       --------        --------      ----------     --------      ----------
                                              162,559         61,258         106,512         162,233       51,923         167,473

Benefit payments                             (246,745)      (119,196)       (179,109)       (207,082)      (8,076)       (167,317)
Administrative expenses                           (70)          (225)            (35)              -            -            (160)
Fund transfers                                (29,652)        68,275          88,201      (1,543,453)    (224,682)        (59,910)
                                           ----------       --------        --------      ----------     --------      ----------

          Change in net assets
            available for benefits           (113,908)        10,112          15,569      (1,588,302)    (180,835)        (59,914)

NET ASSETS AVAILABLE FOR BENEFITS,
  beginning of year                         1,870,136        447,539         516,760       1,588,302      180,835       1,125,122
                                           ----------       --------        --------      ----------     --------      ----------
NET ASSETS AVAILABLE FOR BENEFITS,
  end of year                              $1,756,228       $457,651        $532,329      $       -      $      -      $1,065,208
                                           ==========       ========        ========      ==========     ========      ==========





                                                             Fidelity
                                                CIGNA         Advisor
                                            International     Growth          Fidelity          AIM       Templeton         Lazard
                                               Equity      Opportunities      Magellan         Value       Foreign        Small Cap
                                               Account        Account         Account         Account      Account         Account
                                          ---------------  -------------     ---------        -------     ---------       ---------
Contributions:
  Employer                                    $     -       $ 12,043            $  -         $10,638      $ 9,030         $ 4,797
  Participants                                      -         19,622               -          15,563       13,263           6,952
                                              -------       --------         -------         -------      -------         -------
                                                    -         31,665               -          26,201       22,293          11,749
                                              -------       --------         -------         -------      -------         -------
Investment earnings:
Interest and dividends                              -              -               -               -            -               -
  Net appreciation (depreciation) in
    current value of investments                  556         70,706             166          15,055       (2,307)         (1,358)
                                              -------       --------         -------         -------      -------         -------
                                                  556         70,706             166          15,055       (2,307)         (1,358)
                                              -------       --------         -------         -------      -------         -------
                                                  556        102,371             166          41,256       19,986          10,391

Benefit payments                                 (634)       (10,351)              -          (2,970)      (4,516)           (164)
Administrative expenses                             -            (70)              -             (70)         (35)              -
Fund transfers                                (32,245)       (33,497)        (59,953)         23,320       28,853           9,955
                                              -------       --------         -------         -------      -------         -------

          Change in net assets
            available for benefits            (32,323)        58,453         (59,787)         61,536       44,288          20,182

NET ASSETS AVAILABLE FOR BENEFITS,
  beginning of year                            32,323        311,473          59,787          20,590            -               -
                                              -------       --------         -------         -------      -------         -------
NET ASSETS AVAILABLE FOR BENEFITS,
  end of year                                 $     -      $369,926          $     -         $82,126      $44,288         $20,182
                                              =======       ========         =======         =======      =======         =======



                                                            CIGNA
                                                           Charter
                                              Janus     Large Company
                                            Worldwide   Stock-Growth        Stock
                                              Account        Fund           Fund             Total
                                             ---------   ------------    ----------       ----------
Contributions:
  Employer                                    $   442     $   15,936      $   35,823      $  258,323
  Participants                                    653         26,408          53,916         385,489
                                              -------     ----------      ----------      ----------
                                                1,095         42,344          89,739         643,812
                                              -------     ----------      ----------      ----------
Investment earnings:
  Interest and dividends                            -              -          11,641          11,641
  Net appreciation (depreciation) in
    current value of investments               18,569        518,766         235,707       1,149,092
                                              -------     ----------      ----------      ----------
                                               18,569        518,766         247,348       1,160,733
                                              -------     ----------      ----------      ----------
                                               19,664        561,110         337,087       1,804,545

Benefit payments                                    -       (25,037)         (81,804)     (1,053,001)
Administrative expenses                             -          (315)               -            (980)
Fund transfers                                 56,759      1,806,131         (98,102)              -
                                              -------     ----------      ----------      ----------

          Change in net assets
            available for benefits             76,423      2,341,889         157,181         750,564

NET ASSETS AVAILABLE FOR BENEFITS,
  beginning of year                                 -              -       1,029,640       7,182,507
                                              -------     ----------      ----------      ----------
NET ASSETS AVAILABLE FOR BENEFITS,
  end of year                                 $76,423     $2,341,889      $1,186,821      $7,933,071
                                              =======     ==========      ==========      ==========



         The accompanying notes are an integral part of this statement.

                             ELECTRO-TEC CORPORATION


                        EMPLOYEE RETIREMENT BENEFIT PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 1997






                                            CIGNA             CIGNA
                                           Charter           Charter                                                      Twentieth
                                          Guaranteed         Actively                      Fidelity         Fidelity       Century
                                          Short-Term         Managed         INVESCO      Growth and        Advisor       Heritage
                                          Securities       Fixed Income    Total Return     Income       Equity Growth    Investors
                                             Fund              Fund          Account       Account          Account        Account
                                          ----------       ------------    -----------    ---------       -----------     ---------
Contributions:
  Employer                                 $   54,630      $   14,373        $ 12,980      $   45,524        $  8,399       $  368
  Participants                                 73,677          19,721          18,640          69,494          12,661          479
                                           ----------        --------        --------      ----------        --------       ------
                                              128,307          34,094          31,620         115,018          21,060          847
                                           ----------        --------        --------      ----------        --------       ------
Investment earnings:
  Interest and dividends                            -               -               -               -               -            -
  Net appreciation (depreciation) in
    current value of investments               76,730          33,452          91,115         352,027          26,478         (213)
                                           ----------        --------        --------      ----------        --------       ------
                                               76,730          33,452          91,115         352,027          26,478         (213)
                                           ----------        --------        --------      ----------        --------       ------
                                              205,037          67,546         122,735         467,045          47,538          634

Benefit payments                             (310,070)        (14,758)        (42,112)        (59,243)         (1,983)           -
Administrative expenses                          (315)           (211)              -             (14)            (35)           -
Fund transfers                                (79,379)        (44,630)         64,811          14,377          42,114       (7,837)
Transfers to other plan                             -               -          (5,195)         (5,435)         (2,695)           -
                                           ----------        --------        --------      ----------        --------       ------

          Change in net assets
            available for benefits           (184,727)          7,947         140,239         416,730          84,939       (7,203)

NET ASSETS AVAILABLE FOR BENEFITS,
  beginning of year                         2,054,863         439,592         376,521       1,171,572          95,896        7,203
                                           ----------        --------        --------      ----------        --------       ------
NET ASSETS AVAILABLE FOR BENEFITS,
  end of year                              $1,870,136        $447,539        $516,760      $1,588,302        $180,835       $   -
                                           ==========        ========        ========      ==========        ========       ======





                                            Warburg Pincus                   Fidelity
                                            Advisor           CIGNA          Advisor
                                            Emerging      International      Growth         Fidelity           AIM
                                             Growth           Equity      Opportunities     Magellan          Value
                                            Account          Account         Account         Account         Account
                                         -------------     -----------    -------------     ---------        -------
Contributions:
  Employer                                 $   39,992         $ 3,330        $  8,709         $ 4,963         $ 1,955
  Participants                                 56,797           4,461          14,950           8,519           2,462
                                           ----------         -------        --------         -------         -------
                                               96,789           7,791          23,659          13,482           4,417
                                           ----------         -------        --------         -------         -------
Investment earnings:
  Interest and dividends                            -               -               -               -               -
  Net appreciation (depreciation) in
    current value of investments              190,756            (972)         57,086           9,984           2,129
                                           ----------         -------        --------         -------         -------
                                              190,756            (972)         57,086           9,984           2,129
                                           ----------         -------        --------         -------         -------
                                              287,545           6,819          80,745          23,466           6,546

Benefit payments                              (66,362)         (9,254)           (649)           (476)           (284)
Administrative expenses                          (258)           (140)            (34)             (8)            (36)
Fund transfers                               (217,178)         10,433         137,969          29,386          14,364
Transfers to other plan                        (4,719)              -          (2,695)              -               -
                                           ----------         -------        --------         -------         -------

          Change in net assets
            available for benefits               (972)          7,858         215,336          52,368          20,590

NET ASSETS AVAILABLE FOR BENEFITS,
  beginning of year                         1,126,094          24,465          96,137           7,419               -
                                           ----------         -------        --------         -------         -------
NET ASSETS AVAILABLE FOR BENEFITS,
  end of year                              $1,125,122         $32,323        $311,473         $59,787         $20,590
                                           ==========         =======        ========         =======         =======





                                            Stock
                                            Fund            Total
                                         ----------       -------
Contributions:
  Employer                                 $   28,487      $  223,710
  Participants                                 42,434         324,295
                                           ----------      ----------
                                               70,921         548,005
                                           ----------      ----------
Investment earnings:
  Interest and dividends                        9,048           9,048
  Net appreciation (depreciation) in
    current value of investments              271,014       1,109,586
                                           ----------      ----------
                                              280,062       1,118,634
                                           ----------      ----------
                                              350,983       1,666,639

Benefit payments                              (20,528)       (525,719)
Administrative expenses                            (1)         (1,052)
Fund transfers                                 35,570               -
Transfers to other plan                       (19,638)        (40,377)
                                           ----------      ----------

          Change in net assets
            available for benefits            346,386       1,099,491

NET ASSETS AVAILABLE FOR BENEFITS,
  beginning of year                            683,254      6,083,016
                                            ----------     ----------
NET ASSETS AVAILABLE FOR BENEFITS,
  end of year                               $1,029,640     $7,182,507
                                            ==========     ==========





           The accompanying notes are an integral part of this statement.

                             ELECTRO-TEC CORPORATION


                        EMPLOYEE RETIREMENT BENEFIT PLAN

                          NOTES TO FINANCIAL STATEMENTS





 (1)  SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

           The accompanying financial statements of the Electro-Tec Corporation
              Employee Retirement Benefit Plan (the "Plan") have been prepared on the accrual basis of accounting. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended. Investments are stated at current value, which is based on the quoted market price.

           In order to provide a variety of investment options, CIGNA has developed alliances with other companies, including Fidelity Management and Research Company, Warburg Pincus Asset Management, Inc., INVESCO Funds Group, Inc., Twentieth Century Investors, Inc., AIM Advisor, Inc., Templeton Global Advisors Limited, Lazard Asset Management, Janus Capital Corporation and Putnam Investments. Plan assets are invested in a CIGNA Separate Account (measured in units) which holds investments in funds offered by these alliance companies.

           The investment funds offered by CIGNA through the CIGNA Separate
              Account do not pay dividends or interest, nor do they produce realized or unrealized gains. Rather, the plan participates in investment earnings through an increase or decrease in the unit values of each fund. As a result, the funds' investment earnings are reported as net appreciation (depreciation) in the Statement of Changes in Net Assets Available for Benefits, except for the Stock Fund in which the participants have a direct interest in the underlying stock.

           Conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the Plan's financial statements. Actual results may differ from those estimates.

(2)  DESCRIPTION OF THE PLAN

           Electro-Tec Corporation (the "Company" or "Employer"), a wholly-owned subsidiary of Kaydon Corporation ("Kaydon"), sponsors the Plan, a defined contribution plan. The following description of the major provisions of the Plan is provided for general information purposes only. Reference should be made to the Plan document, as amended, for more complete information.

                             ELECTRO-TEC CORPORATION


                        EMPLOYEE RETIREMENT BENEFIT PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)



           Eligibility requirements - All employees of the Company who are 21 years of age and have completed at least 1,000 hours of service during a one-year period (500 hours of service during a six-month period for individuals first hired prior to January 1, 1998) are eligible to participate in the Plan on the January 1st, April 1st, July 1st and October 1st coincident with or immediately following such period.

           Contributions - Participants may elect to make, through payroll deductions, both tax-deferred contributions, which may not exceed 15% of compensation, and after-tax voluntary contributions. The maximum contributions for the year, which includes pre-tax, after-tax voluntary and employer matching and discretionary contributions is 25% of compensation less tax-deferred contributions. Under the terms of the Plan, the Company contributes to the Plan an amount equal to the payroll deduction contribution by each participant up to 3% of the participant's compensation, as defined by the Plan, and 75% of each participant's contribution in excess of 3% of compensation, not to exceed an additional 4% of each participant's compensation, as defined. In addition, the Company may, with the approval of the Board of Directors of Kaydon, make discretionary contributions to the Plan. There were no discretionary Employer contributions in 1998 or 1997.

           Allocation of investment earnings - Individual accounts are maintained for each participant to reflect the participant's contributions, the employer's contributions, forfeitures, investment earnings and administrative expenses. Investment earnings are allocated based on each participant's relative account balance within the respective fund.

           Vesting - All participant contributions are fully vested and nonforfeitable. Company matching and discretionary contributions become fully vested and nonforfeitable either upon attainment of age 65, upon the employee's death or disability or ratably over seven years of service, as defined by the Plan. Forfeitures are used to reduce Employer contributions.

           Investment of participant accounts - Plan participants may direct the investment of their account balances in the following investment options:

              The CIGNA Charter Guaranteed Short-Term Securities Fund invests in a portfolio of high quality money market instruments with a guarantee of principal and interest, including U.S. Treasury securities, U.S. Government securities, certificates of deposit, time deposits, repurchase agreements, and commercial paper issued by major domestic and foreign corporations.

                             ELECTRO-TEC CORPORATION


                        EMPLOYEE RETIREMENT BENEFIT PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)


              The CIGNA Charter Actively Managed Fixed Income Fund invests in a portfolio of predominately high quality corporate and Government fixed income securities including issues of the U.S. Government and its Agencies, U.S. corporate bonds, Yankee bonds, mortgage-backed securities and asset-backed securities.

              The INVESCO Total Return Account invests in a combination of equity and fixed and variable income securities including common stock and securities that are convertible into common stock, issues of the U.S. Government and its Agencies, and investment-grade corporate debt obligations.

              The Fidelity Growth and Income Account invests in equity
                 securities of domestic and foreign companies including preferred stocks and investment-grade debt instruments, and all types of foreign securities. This fund was replaced by the CIGNA Charter Large Company Stock-Growth Fund effective October 1, 1998.

              The Fidelity Advisor Equity Growth Account invests primarily in the common and preferred stock and securities convertible into the common stock of companies of all sizes with above-average growth characteristics. The Fund may also invest in foreign securities. This fund replaced the Fidelity Magellan Account effective January 1, 1998 and was replaced by the CIGNA Charter Large Company Stock-Growth Fund effective October 1, 1998.

              The Twentieth Century Heritage Investors Account invests primarily in common stocks of small to medium-sized companies. The Fund may also invest in the securities of foreign companies, primarily in developed markets. This fund was replaced by the AIM Value Fund, effective April 1, 1997.

              The Warburg Pincus Advisor Emerging Growth Account invests in equity securities of small to medium-sized domestic companies with emerging or renewed growth potential. The Fund may also invest in foreign securities, investment-grade debt securities, and domestic and foreign short-term or medium-term money market obligations.

              The CIGNA International Equity Account invests primarily in
                 non-U.S. stocks in European, Australian and Far East stock markets. The Fund may also invest in U.S. and non-U.S. cash equivalents. This fund was replaced by the Templeton Foreign Account effective January 1, 1998.

                             ELECTRO-TEC CORPORATION


                        EMPLOYEE RETIREMENT BENEFIT PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)


              The Fidelity Advisor Growth Opportunities Account invests
                 primarily in common stocks and securities convertible into common stock of companies believed to have long-term growth potential. The Fund may also invest in other securities such as preferred stocks and bonds that may produce capital growth, and securities of foreign companies.

              The Fidelity Magellan Account invests primarily in common stocks and securities convertible into common stock. The Fund may invest in securities of domestic, foreign and multinational issuers. This fund was replaced by the Fidelity Advisor Equity Growth Account effective January 1, 1998.

              The AIM Value Account invests primarily in common stocks,
                 convertible bonds and convertible preferred stocks of undervalued companies. This fund replaced the Twentieth Century Heritage Investors Account, effective April 1, 1997.

              The Templeton Foreign Account invests primarily in common and preferred stock of non-U.S. companies, including American, European and Global Depository Receipts. The Fund may invest in debt securities of companies and governments located anywhere in the world, emerging markets, U.S. Government securities, bank time deposits in the currency of any major nation, commercial paper and repurchase agreements. This fund replaced the CIGNA International Equity Account effective January 1, 1998.

              The Lazard Small Cap Account invests in small-cap equity
                 securities including common stock, preferred stock, securities convertible into or exchangeable for common stock, and rights and warrants. The Fund may invest in equity securities of large-cap U.S. companies and short-term money market instruments. This fund became an investment option effective January 1, 1998.

              The Janus Worldwide Account invests primarily in common stock of foreign and domestic issuers. The Fund may invest in preferred stock, warrants, convertible securities and debt securities, high-grade commercial paper, certificates of deposit, money market funds, repurchase agreements and other short-term debt obligations. This fund became an investment option effective October 1, 1998.

              The CIGNA Charter Large Company Stock-Growth Fund invests
                 primarily in domestic stocks of large companies. The Fund may also invest in American Depository Receipts. This fund replaced the Fidelity Growth and Income Account and the Fidelity Advisor Equity Growth Account effective October 1, 1998.

                             ELECTRO-TEC CORPORATION


                        EMPLOYEE RETIREMENT BENEFIT PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)


              The Stock Fund invests solely in Kaydon Corporation Common Stock.

           Payment of benefits - Amounts credited to an individual participant's account are distributed at termination of employment, generally as a lump sum or in installments. Distributions may be deferred until the participant reaches the age of 65 if the value of the distribution exceeds $3,500. As described in the Plan, in certain hardship situations, participants may withdraw a portion of their account balances while actively employed.

           Administrative expenses - Although not required to do so, the Employer paid certain administrative expenses of the Plan during 1998 and 1997. The remaining expenses were paid for out of Plan assets by CG Trust Company.

           Voting rights - Each participant is entitled to exercise voting rights attributable to the Kaydon Corporation common shares allocated to his or her account and is notified by the trustee prior to the time that such rights are to be exercised. The trustee is not permitted to vote any share for which instructions have not been given by a participant.

           Plan termination - The Company has the right to terminate the Plan at any time, although it has not expressed an intent to do so. Upon termination of the Plan, participants will become fully vested. Expenses arising from the termination would be allocated to the participants' accounts in accordance with the Plan and the Internal Revenue Code.

(3)  TRUST FUND

           A trust fund is maintained by the trustee for all purposes of the Plan; and the monies and other assets thereof are held, administered, invested and distributed in accordance with the terms of the Plan, as it may be amended from time to time, for the exclusive benefit of the participants and their beneficiaries.

(4)  RELATED PARTY TRANSACTIONS

           Plan investments include interests in mutual funds managed by Connecticut General Life Insurance Company (a CIGNA company). CG Trust Company (a CIGNA company) is the trustee as defined by the Plan.

                             ELECTRO-TEC CORPORATION


                        EMPLOYEE RETIREMENT BENEFIT PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)


(5)  TAX STATUS

           The Internal Revenue Service issued a determination dated October 12,
              1995, stating that the Plan was in accordance with applicable plan design requirements as of that date. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's legal counsel believe that the Plan and underlying trust are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

(6)  INVESTMENTS

           The fair market value of investments that represent 5% or more of the Plan's total net assets is as follows as of December 31,:


                                                                                             1998              1997
                                                                                          ----------        -------

              CIGNA Charter Guaranteed Short-Term Securities Fund                           $1,756,228       $1,870,136
              CIGNA Charter Actively Managed Fixed Income Fund                                 457,651          447,539
              INVESCO Total Return Account                                                     532,329          516,760
              Fidelity Growth and Income Account                                                     -        1,588,302
              Warburg Pincus Advisor Emerging Growth Account                                 1,065,208        1,125,122
              CIGNA Charter Large Company Stock-Growth Fund                                  2,341,889                -
              Stock Fund                                                                     1,183,873        1,026,816

                                                                      SCHEDULE I

                             ELECTRO-TEC CORPORATION


                        EMPLOYEE RETIREMENT BENEFIT PLAN

                                 EIN: 59-1226757

                                PLAN NUMBER: 001


           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                             AS OF DECEMBER 31, 1998


                                                                                                                 Current
  Identity of Issuer                                 Description of Investment                Cost                 Value
  ------------------                                 -------------------------                ----                 -----

Mutual Funds:

  *Connecticut General Life                CIGNA Charter Guaranteed Short-
     Insurance Company                       Term Securities Fund,
                                             39,205 units                                       $1,756,228        $1,756,228

  *Connecticut General Life                CIGNA Charter Actively Managed
     Insurance Company                       Fixed Income Fund, 3,583 units                        404,760           457,651

  *Connecticut General Life                INVESCO Total Return Account,
     Insurance Company                       14,276 units                                          398,403           532,329

  *Connecticut General Life                Warburg Pincus Advisor Emerging
     Insurance Company                       Growth Account, 23,256 units                          839,523         1,065,208

  *Connecticut General Life                Fidelity Advisor Growth
     Insurance Company                       Opportunities Account,
                                             5,072 units                                           244,674           369,926

  *Connecticut General Life                AIM Value Account,
     Insurance Company                       1,671 units                                            65,398            82,126

  *Connecticut General Life                Templeton Foreign Account,
     Insurance Company                       4,143 units                                            46,321            44,288

  *Connecticut General Life                Lazard Small Cap Account,
     Insurance Company                       1,001 units                                            21,495            20,182

  *Connecticut General Life                Janus Worldwide Account,
     Insurance Company                       1,443 units                                            57,853            76,423

  *Connecticut General Life                CIGNA Charter Large Company
     Insurance Company                       Stock-Growth Fund,
                                             172,620 units                                       1,832,329         2,341,889
                                                                                                ----------        ----------
                                                                                                 5,666,984         6,746,250
Common Stock:

  *Kaydon Corporation                      Stock Fund, 29,551 shares                               578,217         1,183,873
                                                                                                ----------        ----------
                                                                                                $6,245,201        $7,930,123
                                                                                                ==========        ==========


* Represents a party-in-interest

                                                                     SCHEDULE II

                             ELECTRO-TEC CORPORATION


                        EMPLOYEE RETIREMENT BENEFIT PLAN

                                 EIN: 59-1226757

                                PLAN NUMBER: 001


                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1998






                                                    Purchases                                Sales or Maturities
                                            ------------------------          ------------------------------------------------------
 Identity of Issuer and                      Number of      Purchase           Number of                     Cost of
Description of Investment                  Transactions       Price           Transactions   Proceeds         Asset      Net Gain
-------------------------                  ------------       -------         ------------   ---------      --------     --------

*Connecticut General Life Insurance
  Company:

  CIGNA Charter Guaranteed Short-
    Term Securities Fund                        56           $  145,214            18         $  321,397     $  321,397    $    -

  Fidelity Growth and Income Account            45              130,487            22          1,789,285      1,245,230    544,055

  Fidelity Advisor Equity Growth
    Account                                     44              146,971            12            342,114        297,198     44,916

  CIGNA Charter Large Company Stock-
    Growth Fund                                 15            1,989,587            10            166,464        157,257      9,207

*Kaydon Corporation:

  Stock Fund                                    63              155,947            23            234,597        126,690    107,907



*Represents a party-in-interest

NOTE: This schedule was prepared in accordance with the regulations of the Employee Retirement Income Security Act of 1974 to report all transactions involving securities of the same issue which, in the aggregate, exceed 5% of the net assets of the Plan at the beginning of the period.

                               Exhibit Index


Exhibit No.                     Description
-----------                     -----------

     23                         Consent of Independent Public Accountants